May 1, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook

Suzanne Hayes

Re:	Iterum Therapeutics plc

Draft Registration Statement on Form S-1

Submitted March 28, 2018

CIK No. 0001659323

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Iterum Therapeutics plc (“Iterum” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “DRS”). Concurrently with the submission of this response letter, the Company is filing a Registration Statement (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the DRS Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Solution: Sulopenem Program, page 2

1.	We note your response to comment 2, which we reissue in part. Our concerns is that the text appears to indicate that the safety of the product has been established. Please revise your disclosure to clarify that you are permitted to rely on data Pfizer obtained in the Phase 1 and 2 clinical trials they conducted but that the safety of your product candidate will continue to be assessed throughout the remaining clinical trials. Only the FDA has the authority to determine product safety and the determination is made based on the results from all of the clinical trials. Please revise similar disclosures throughout your prospectus, e.g., on pages 85, 92 and 102. We will not object to disclosure indicating that adverse event data from these trials was considered by the Company in entering into the license agreement with Pfizer Inc.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

May 1, 2018

Page Two

Response: In response to the Staff’s comment, the Company agrees that a determination of a drug being “safe” has a singular meaning under the Federal Food, Drug, and Cosmetic Act, and that the FDA determines whether a drug is “safe.” The Company respectfully notes however that it has not described sulopenem or any other product candidate as being “safe” in the DRS, nor has it suggested that sulopenem or any other product candidate is “safe”. Rather, the Company references a “safety profile” in the DRS. Every product candidate that has been exposed to human subjects has a “safety profile,” which refers to the known applicable data about side effects and adverse events. A “safety profile” may be described with respect to clinical trials. In contrast to a determination of being “safe” in the FDA approval process, a “safety profile” is a range and will change over time as experience with the product candidate is developed. Therefore, the Company respectfully submits that the statements referring to sulopenem’s “safety profile” in the DRS based on previously conducted clinical trials enrolling over 1,450 patients is appropriate. Nevertheless, in response to the Staff’s comment, the Company has clarified that these are preliminary insights on the safety profile of sulopenem and that the safety profile will continue to be assessed in additional clinical trials on pages 2, 85, 92 and 102 of the Registration Statement.

Exhibits

2.	Please confirm that you will file a legal opinion prior to a request for acceleration that is not subject to qualifications and assumptions of adoption of resolutions duly authorizing by all necessary corporate action the issuance of the ordinary shares; that the Company will be fully solvent at the time of the offering; that the final Prospectus will have been prepared and filed with the SEC or that the Company will have sufficient authorized but unissued share capital to issue shares in the offering. Please refer to Staff Legal Bulletin No. 19, Section II.B.3.a.

Response: The Company respectfully acknowledges the Staff’s comment and has submitted a revised legal opinion as Exhibit 5.1 to the Registration Statement.

Please contact me at (858) 550-6420 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Charles S. Kim
Charles S. Kim

cc:	Corey Fishman, Iterum Therapeutics plc

Michael Dunne, Iterum Therapeutics plc

Judith Matthews, Iterum Therapeutics plc

Alan Hambelton, Cooley LLP

Sophia Hudson, Davis Polk & Wardwell LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com